CHEN-DRAKE LAW

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VIA E-MAIL

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jessica Livingston, Staff Attorney
Sandra Hunter Berkheimer, Staff Attorney

Re:	AS Capital, Inc.
Preliminary Information Statement on Form PRE 14C
Filed on July 13, 2020
File No. 000-55999

Gentlemen:

On behalf of AS Capital, Inc. (the “Company” or “ASIN”), we are hereby responding to the comment letter dated July 23, 2020 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Preliminary Information Statement on Form PRE 14C filed July 13, 2020

Corporate Action No. 1

Increase In Authorized Capital

Reasons For The Increase In Authorized Capital, page 4

1. Please update the disclosure to include the number of shares currently authorized and outstanding, to briefly discuss your status as a blank check company whose business plan is to merge with an unidentified company, and to disclose in general terms the status of the current target search. If true, clarify that you have no current agreements or understandings relating to an acquisition with a particular operating company. Otherwise, please disclose the information required by Item 1 of Schedule 14C and Item 14 of Schedule 14A for any contemplated transaction.

Response:

We proposed to replace and amend the section entitled “Reasons for the Increase In Authorized Capital” with the following.

Reasons For The Increase In Authorized Capital

Our current principal business is to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. Based on proposed business activities, we are a “blank check” company. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. We are at all times investigating potential business acquisition or combination candidates, additional sources of financing, and other opportunities which our Board believes will be in our best interests and in the best interests of our stockholders. We are currently in active discussions with and conducting in due diligence on one or more potential business combination candidates but have not entered into any binding agreements relating thereto. Depending upon the outcome of our due diligence activities and discussions, we hope to enter into binding acquisition or business partnership agreements in the near future after the Effective Date.

Jessica Livingston
Sandra Hunter Berkheimer
Division of Corporation Finance

Office of Finance

July 27, 2020

Our Board authorized and approved the proposed amendment to our Articles of Incorporation to increase our authorized share capital so that such shares will be available for issuance for acquisition, combination and other general corporate purposes, such as financing and acquisition activities, without the requirement of further action by our stockholders. Potential uses of the additional authorized shares may include, but are not limited to, public or private offerings, conversions of convertible securities, issuance of options pursuant to employee stock option plans, acquisition transactions and other general corporate purposes. Increasing the authorized number of shares of our common stock will give us greater flexibility and will allow us to issue such shares, in most cases, without the expense or delay of seeking stockholder approval.

Except as set forth above, as of the date of this filing we do not have any definitive plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose or which may result in a change in control of the Company.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW